Alison Ryan

AVP & Managing Assistant General Counsel

OGC CMD Legal & Compliance

Phone: 949-219-3628

Mobile: 949-258-2876

Fax: 949-219-3706

Alison.Ryan@pacificlife.com

May 26, 2023

Yoon Choo

Attorney-Adviser

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Registration Statement on Form N-6 of Pacific Select Exec Separate Account (the “Separate Account”) of Pacific Life Insurance Company (the “Company”) relating to Pacific Legacy Survivorship VUL (File Nos. 811-05563 and 333-267433) (the “Registration Statement”)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”), (hereinafter collectively referred to as “Registrants”), set forth below are responses to Staff comments received May 11, 2023, and subsequently received May 23, 2023, in connection with the above referenced Form N-6 filed September 15, 2022. All disclosure changes included in this response will be made to the registration statement referenced above.

Prospectus Comments

1. Staff Comment: SPECIAL TERMS. In response to previous comments 3 and 4, the Company revised the applicable definitions, please further revise the disclosure to clearly and explicitly explain the difference between the terms and the consequences of classifying Basic Face Amount and Face Amount and Coverage Layer and Basic Coverage Layer.

Response: We have revised the definitions to reflect that, for the purposes of this product and current prospectus, the Basic Life Coverage Layer will always equal the Coverage Layer. In addition, we have more clearly defined the applicable terms.

2. Staff Comment: DEATH BENEFITS - Death Benefit Options. Please revise so that an investor can more easily understand the benefits and drawbacks for each Death Benefit Option based on the factors listed in the introductory paragraph.

Response: We have made revisions to this section including the addition of a table that is intended to allow an investor to more easily understand the benefits and drawbacks of each Death Benefit Option.

Ms. Choo

May 26, 2023

2(a). Staff Comment: In addition, please make clear how the Accumulated Value may impact the death benefit in each applicable Death Benefit Option.

Response: We have revised the table to identify the circumstance in which the Accumulated Value may impact the death benefit.

3. Staff Comment: OTHER BENEFITS AVAILABLE UNDER THE POLICY – No-Lapse Guarantee Rider. Please disclose the no lapse guarantee period here and in other appropriate locations in the prospectus. If the period is not the same for each Policy, please describe generally how the period is determined, provide a range of the durations, and direct investors to their specific no lapse guarantee period in their Policy.

Response: We made the requested modification.

We hope that the foregoing is responsive to the Staff’s comments. If you have any questions, please call me at (949) 258-2876. Thank you.

Sincerely,

/s/ Alison Ryan

Alison Ryan